NEXEON MEDSYSTEMS INC

1708 Jaggie Fox Way

Lexington, KY, 40511

September 9, 2016

SUBMITTED VIA EDGAR

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nexeon MedSystems Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form 10
Filed August 16, 2016
File No. 000-55655

Dear Mr. Buchmiller and Ms. Ravitz:

This letter will respond to your comment letter dated August 31, 2016 (the “Comment Letter”) with respect to the above referenced document filed by the Company (the “Amendment #1 to Form 10”) with the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Contemporaneously with the submission of this letter, the Company is filing an Amendment No. 2 to the Form 10 with the Commission (“Amendment #2”).

Business, page 4

1.	Please expand the reference on page 5 to the private placement of $2.5 million to disclose that you have completed the private placement and state the amount of proceeds that you received from the private placement.

The Private Placement was extended to September 30, 2016 and therefore is not completed. To make this statement more precise, we have revised the reference in the Item 1. Business on Page 5 of Amendment #2 to read as follows:

From inception until the date of this filing, we have had limited operating activities, primarily consisting of:

i.	The incorporation of our Company;
ii.	The acquisition of various assets from Rosellini Scientific LLC;
iii.	The merger with NXDE;
iv.	Establishment of our management team and Board of Directors;
v.	Development of our business plan and establishment of the Company’s headquarter offices in Lexington, Kentucky;
vi.	Organization of a Regulation D, Rule 506 $2,500,000 Private Placement, which was extended to September 30, 2016;
vii.	Conversion of approximately $1,282,818 in Shareholder debt and $150,000 in cash contributions to Units of the Private Placement; and
viii.	The acquisition of additional intellectual property to add to the Company’s portfolio.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

References to the extension of the Private Placement also appear on Pages 23, F-40 and F-42 of Amendment #2.

Regulatory Plan, page 14

2.

We note your response to prior comment 11. Please expand the reference on page 15 that you “have partnered with Zyvex Technologies” and the reference on page 16 that you “have partnered with Dr. Waksman and his group” to clarify your relationships with them, such as whether you have written agreement with them, the material terms of the agreements and the duration of the agreements.

Zyvex Technologies is a provider of specialty materials consisting of a composite that includes carbon nano tubes and polymers. Zyvex is strictly a third party vendor of these materials and there are no written agreements of any kind or nature whatsoever.

We will be engaging MedStar Health Research Institute in Washington, D.C. to assist us in FDA approval.

The following discussion in Item 1. Business Overview - Hurdles to Commercialization beginning on Page 19 of Amendment #2 has been revised to read as follows:

Hurdles to Commercialization

The Company has two technical hurdles and two regulatory hurdles to overcome in bringing the product into clinical use and has established a team to address these hurdles with a goal to complete development of a commercialized product ready for market in the next 24 to 36 months.

First Technical Hurdle - Complete development of a polymer composite that is non-toxic, biocompatible, and extrudable. The key enabling technology for our catheter balloon is a carbon nanotube-based nylon polymer composite material (“CNT’s). CNT’s are difficult to efficiently disperse within a polymer material. The CNT’s tend to stick together and agglomerate within the polymer host material rather than being uniformly dispersed. To accomplish the development of this material we have engaged Zyvex Technologies, a third party vendor and a leading manufacturer of CNT composites with a proprietary CNT dispersion chemistry, Kentera, which they have used in the past to achieve effective dispersion of CNT’s within nylon polymer.

Second Technical Hurdle - Complete development of a microperforated catheter balloon that can withstand pressure greater than 20 atmospheres. Once CNT’s disperse within the nylon polymer host we must demonstrate the ability to extrude catheter balloons with the material. To accomplish the development of the catheter balloon, we intend to engage in the future Interface Catheter Solutions (“ICS”), a third party vendor focused on catheter balloon development and manufacturing. Dr. Mark Bates has prior experience working with ICS in forming catheter balloons from CNT-based polymer composites. His initial work with ICS demonstrated the ability to form and microperforate catheter balloons using the extrusion and balloon forming processes at ICS.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

First Regulatory Hurdle - Demonstrate biological safety of the CNT-nylon composite. With the goal of using our catheter balloons intravascularly, we must demonstrate that the nanocomposite nylon catheter material is non-toxic and hemo-compatible. We will use toxicology and hemo-compatibility tests outlined by ISO 10993 standards for biological evaluation of medical devices. These tests will be performed on the composite materials before balloon forming and after balloon forming to assess whether any adverse reactions are attributable to the catheter balloon manufacturing procedure or whether the material prior to balloon forming is not biologically safe.

Second Regulatory Hurdle - Achieve clearance utilizing FDA 510(k) regulations with Special Controls. We are required to achieve FDA clearance to market our catheter balloons, which will require an animal study followed by a clinical study. To help with both studies, in the future we will be engaging MedStar Health Research Institute in Washington, D.C. as consultants to assist us in obtaining FDA approval. See section titled “Business Overview - Regulatory Plan - US Regulatory Approval” for additional information.

Dependence on One or a Few Major Customers

As of the date of this registration statement, the Company has not generated any revenues and does not have any customer relationships. In the event, the Company secures regulatory approval to begin marketing and selling its device in the European Union, the United States, or both, it is possible that initially the Company may become dependent on one or a few major customers to generate the bulk of our revenue. However, the management believes the Company can diversify its customer base through the use of a sales force and distributor relationships.

US Regulatory Approval, page 15

3.

We note your response to prior comment 12. Please more fully disclose the FDA approval process and the nature of regulatory oversight. For example, include in your disclosure post-market reporting and record keeping requirements and remedies for noncompliance.

The following discussion has been added to Item 1. Business Overview - Regulatory Plan beginning on Page 15 of Amendment #2:

US Regulatory Approval

In the United States, the FDCA, FDA regulations and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. The FDA regulates the design, manufacturing, servicing, sale and distribution of medical devices, including molecular diagnostic test kits and instrumentation systems. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending applications, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Unless an exemption applies, each medical device we wish to distribute commercially in the United States will require marketing authorization from the FDA prior to distribution. The two primary types of FDA marketing authorization applicable to a device are premarket notification, also called 510(k) clearance, and premarket approval, also called PMA approval. The type of marketing authorization is generally linked to the classification of the device. The FDA classifies medical devices into one of three classes (Class I, II or III) based on the degree of risk the FDA determines to be associated with a device and the level of regulatory control deemed necessary to ensure the device’s safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are deemed to pose the least risk and are subject only to general controls applicable to all devices, such as requirements for device labeling, premarket notification and adherence to the FDA’s current Good Manufacturing Practices, or cGMP, known as the Quality System Regulations, or QSR. Class II devices are intermediate risk devices that are subject to general controls and may also be subject to special controls such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Class III devices are those for which insufficient information exists to assure safety and effectiveness solely through general or special controls and include life sustaining, life-supporting or implantable devices, devices of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

Most Class I devices and some Class II devices are exempted by regulation from the 510(k) clearance requirement and can be marketed without prior authorization from the FDA. Some Class I devices that have not been so exempted and Class II devices are eligible for marketing through the 510(k) clearance pathway. By contrast, devices placed in Class III require PMA approval prior to commercial marketing. The PMA approval process is more stringent, time-consuming and expensive than the 510(k) clearance process; however, the 510(k) clearance process has also become increasingly stringent and expensive. We expect, without assurance, the FDA will consider our intravascular drug delivery device, drug eluting Micro-Perforated Catheter Balloon, to be a Class II device.

510(k) Clearance. To obtain 510(k) clearance for a medical device, an applicant must submit a premarket notification to the FDA demonstrating that the device is “substantially equivalent” to a device legally marketed in the United States that is not subject to PMA approval, commonly known as the “predicate device.” A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics or (ii) different technological characteristics and the information submitted demonstrates that the device is as safe and effective as a legally marketed device and does not raise different questions of safety or effectiveness. A showing of substantial equivalence sometimes, but not always, requires clinical data. Generally, the 510(k) clearance process can exceed 90 days and may extend to a year or more.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Because of the number of existing FDA approved intravascular drug delivery devices, we expect the FDA will favorably consider our intravascular drug delivery system to be a Class II device, which allows approval through the 510(k) premarket notification process, but will require clinical data. Once the QMS is in place we will engage the FDA through the Pre-Submission Consulting process. Pre-Sub feedback will provide the necessary information and requirements to generate the Investigational Device Exemption (IDE) needed to run clinical studies. To obtain an IDE, we will first complete all FDA required device testing. Upon successful completion of this testing, we will gather all results into an IDE application submitted to the FDA. Once the FDA approves our IDE we will then conduct first clinical trials that will serve as a pilot study to evaluate the safety and efficacy of the system. Upon successful completion of the pilot study a follow on study of up to 100 patients will be proposed to the FDA. Following that clinical study, we will submit a 510(k) application to the FDA for completeness review. The FDA will then conduct facility inspections of all the major suppliers involved in the design and production of the device, which requires all parties to be compliant with FDA Quality System Regulations (“QSR). If the inspections are compliant, the FDA will issue a 510(k) approval letter for our intravascular drug delivery device. We expect this FDA approval process to require between 3 and 5 years.

After a device has received 510(k) clearance for a specific intended use, any change or modification that significantly affects its safety or effectiveness, such as a significant change in the design, materials, method of manufacture or intended use, may require a new 510(k) clearance or PMA approval and payment of an FDA user fee. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties

Before we can submit a medical device for 510(k) clearance, we may have to perform a series of generally short studies over a period of months, including method comparison, reproducibility, interference and stability studies to ensure that users can perform the test successfully. Some of these studies may take place in clinical environments, but are not usually considered clinical trials. For PMA submissions, we would generally be required to conduct a longer clinical trial over a period of years that supports the clinical utility of the device and how the device will be used.

Although clinical investigations of most devices are subject to the investigational device exemption, or IDE, requirements, clinical investigations of diagnostic tests, including our products and products under development, are generally exempt from the IDE requirements. Thus, clinical investigations by intended users for intended uses of our products generally do not require the FDA’s prior approval but may require approval of an Institutional Review Board, or IRB, and written informed consent by the patient, provided the clinical evaluation testing is non-invasive, does not require an invasive sampling procedure that presents a significant risk, does not intentionally introduce energy into the subject and is not used as a diagnostic procedure without confirmation by another medically established test or procedure. In addition, our products must be labeled per FDA regulations “for research use only-RUO” or “for investigational use only-IUO,” and distribution controls must be established to assure that our products distributed for research, method comparisons or clinical evaluation studies are used only for those purposes.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed. If the FDA determines that our promotional materials, training or other activities constitute promotion of an unapproved use, it could request that we cease or modify our training or promotional materials or subject us to regulatory enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our training or other promotional materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the Quality System Regulation (“QSR”), for the manufacture of our products and GMP for the manufacture of our drug coating and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of any product for which we obtain marketing approval. The FDA enforces the GMP and QSR through unannounced inspections. We and our third-party manufacturers and suppliers have not yet been inspected by the FDA and will have to successfully complete such inspections before we receive regulatory approvals for our products. Failure by us or one of our suppliers, including the supplier of our drug coating, to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following enforcement actions:

•	warning letters or untitled letters;
•	fines and civil penalties;
•	unanticipated expenditures;
•	delays in approving, or refusal to approve, our products;
•	withdrawal or suspension of approval by the FDA or other regulatory bodies;
•	product recall or seizure;
•	orders for physician notification or device repair, replacement or refund;
•	interruption of production;
•	operating restrictions;
•	injunctions; and
•	criminal prosecution.

If any of these actions were to occur it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

In addition, we may be required to conduct costly post-market testing and surveillance to monitor the safety or efficacy of our products, and we will be required to report adverse events and malfunctions related to our products. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as QSR or GMP, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

Further, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

Foreign Regulatory Approval

Outside of the United States, our ability to market our product candidates will be contingent also upon our receiving marketing authorizations from the appropriate foreign regulatory authorities, whether or not FDA approval has been obtained. The foreign regulatory approval process in most industrialized countries generally encompasses risks similar to those we will encounter in the FDA approval process. The requirements governing conduct of clinical trials and marketing authorizations, and the time required to obtain requisite approvals, may vary widely from country to country and differ from those required for FDA approval.

In the European Union, we are required under the European Medical Device Directive (Council Directive 93/42/EEC) to affix the CE mark to certain of our products in order to sell the products in member countries of the European Union. The CE mark is an international symbol that represents adherence to certain essential principles of safety and effectiveness mandated in the European Medical Device Directive, which are referred to as the “essential requirements”. Once affixed, the CE mark enables a product to be sold within the European Economic Area, or EEA, which is composed of the 28 member states of the EU plus Norway, Iceland and Liechtenstein as well as other countries that accept the CE mark.

To demonstrate compliance with the essential requirements, we must undergo a conformity assessment procedure which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile) where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a member state of the EEA to conduct conformity assessments, or a notified body. Depending on the relevant conformity assessment procedure, the notified body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The notified body issues a CE certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

If we modify our devices, we may need to apply for permission to affix the CE mark to the modified product. Additionally, we may need to apply for a CE mark for any new products that we may develop in the future. Certain products regulated as medical devices according to EC-Directives are subject to vigilance requirements for reporting of adverse events.

We will be subject to additional regulations in other countries in which we market, sell and import our products, including Canada. We or our distributors must receive all necessary approvals or clearance prior to marketing and/or importing our products in those markets.

The International Standards Organization, or ISO, promulgates internationally recognized standards, including those for the requirements of quality systems. To support ISO certifications, surveillance audits are conducted by a notified body yearly and recertification audits every three years that assess continued compliance with the relevant ISO standards.

Other Regulatory Matters

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in addition to the FDA, including, in the United States, the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments. In the United States, sales, marketing and scientific/educational programs must also comply with state and federal fraud and abuse laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Health Care Reform Law, as amended by the Health Care and Education Affordability Reconciliation Act, or ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. The handling of any controlled substances must comply with the U.S. Controlled Substances Act and Controlled Substances Import and Export Act. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities are also potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The failure to comply with regulatory requirements subjects firms to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in criminal prosecution, fines, imprisonment or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of product approvals, or refusal to allow a firm to enter into supply contracts, including government contracts. In addition, even if a firm complies with FDA and other requirements, new information regarding the safety or effectiveness of a product could lead the FDA to modify or withdraw product approval. Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

Security Ownership of Certain Beneficial Owners and Management, page 21

4.	We note your response to prior comment 15. Please tell us why Mr. Ballard is not included in the table given the number of shares of your common stock and warrants issued to Mr. Ballard and his children mentioned on page 30.

Mr. Ballard beneficially owns a total of 1,026,723 shares of common stock of the Company. He has been added to the beneficial ownership table on Page 26 of Amendment #2.

As part of the Merger Agreement with NXDE, Mr. Ballard received a total of 123,759 shares of the Company’s Common Stock upon conversion of the NXDE preferred shares, which were divided as follows: 1,398 shares to Mr. Ballard personally, 7,691 shares to Mr. Ballard’s IRA and 114,670 shares to Ballard Investments. In addition, as part of the Merger Agreement with NXDE, Mr. Ballard converted $451,482 of debt owed to him by NXDE and received 451,482 shares of our common stock and warrants to purchase 451,482 shares at a strike price of $2.00 per share with a term of 36 months, which shares and warrants were issued to Ballard Investments. Mr. Ballard has the power to vote and dispose of the shares held by his IRA and Ballard Investments. In addition, three trusts representing three of Mr. Ballard’s children converted a total of $427,075 of debt and received 427,075 shares of our common stock and warrants to purchase 427,075 shares of common stock at a strike price of $2.00 per share with a term of 36 months, divided between and issued to the three trusts. The three trusts are irrevocable trusts managed by an arms-length third party professional fiduciary. Mr. Ballard disclaims any beneficial ownership in the common stock and warrants issued to the three trusts.

So that this information is clear, we have revised the paragraphs regarding Mr. Ballard’s ownership of securities of the Company in Item 7, Certain Relationships and Related Transactions, on Page 35 of Amendment #2 and Item 10, Recent Sales of Unregistered Securities, on Page 39 of Amendment #2 to read as follows:

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

As part of the Merger Agreement with NXDE, Mr. Ralph Ballard, who was a co-founder and Director of NXDE, received a total of 123,759 shares of the Company’s Common Stock upon conversion of the NXDE preferred shares, which were divided as follows: 1,398 shares to Mr. Ballard personally, 7,691 shares to a Custodial IRA FBO Ralph Ballard, and 114,670 shares to Ballard Investments. In addition, as part of the Merger Agreement with NXDE, Mr. Ballard converted $451,482 of debt owed to him by NXDE and received 451,482 shares of our common stock and warrants to purchase 451,482 shares at a strike price of $2.00 per share with a term of 36 months, which shares and warrants were issued to Ballard Investments. Mr. Ballard has the power to vote and dispose of the shares held by his IRA and Ballard Investments. In addition, three trusts representing three of Mr. Ballard’s children converted a total of $427,075 of debt and received 427,075 shares of our common stock and warrants to purchase 427,075 shares of common stock at a strike price of $2.00 per share with a term of 36 months, divided between and issued to the three trusts. The three trusts are irrevocable trusts managed by an arms-length third party professional fiduciary. Mr. Ballard disclaims any beneficial ownership in the common stock and warrants issued to the three trusts.

Conflicts of Interest, page 26

5.

We note your response to prior comment 18. Given your disclosure that Mr. Rosellini is your CEO, the chairman of Rosellini Scientific and the CEO of Nuviant Medical and Mr. Conquest is a director and COO of your company and Rosellini Scientific, disclose other material conflicts of interest, such as the number of hours that Messrs. Rosellini and Conquest will work for you per week and conflicts that may arise if both companies need urgent financing.

We have revised the discussion regarding conflicts of interest which appears in Item 5. Directors and Executive Officers - Conflicts of Interest beginning on Page 30 of Amendment #2, as follows:

Rosellini Scientific, LLC is a company wholly-owned by Mr. Rosellini which acquires interests in other companies such as Nexeon and Nuviant Medical Inc. in exchange for Rosellini Scientific assets. Rosellini Scientific will not acquire any such properties in the future that are not first offered to Nexeon and voted on by its Board of Directors with Mr. Rosellini abstaining. There has been no conflict of interest between Nexeon and Nuviant because Nexeon’s patents were acquired from NXDE, a company with which Mr. Rosellini had no affiliation and because the majority of Nuviant’s assets were acquired from a European company with which Mr. Rosellini had no affiliation prior to the acquisition of the assets by Nuviant.

Rosellini Scientific LLC functions as the personal holding of Mr. Rosellini. In addition, Rosellini Scientific LLC is the source of Federal and State Grants all of which benefit and provide funding to the Company as disclosed herein. Mr. Rosellini’s work week averages 60 to 70 hours per week and approximately 20%, or 12 to 14 hours a week, are devoted to the business of Rosellini Scientific LLC. Regardless, Mr. Rosellini is devoting, at a minimum, in excess of 40 hours a week to the Company. Mr. Rosellini is fully aware of his fiduciary responsibilities and to the principles of the Corporate Opportunity Doctrine as they relate to the Company. There can be no assurance that a material conflict of interest will not occur in the future. In the event a potential conflict should occur, it will be fully disclosed to the Company’s Board of Directors for a determination by the Board as to the relevance and/or solution in order to avoid such potential conflict. As of the date of this Form 10 filing, Mr. Rosellini, to the best of his knowledge and belief, is unaware of any material conflicts.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Mr. Conquest’s work week averages 60 to 70 hours per week and approximately 10%, or 6 to 7 hours a week, are devoted to the business of Rosellini Scientific LLC. Regardless, Mr. Conquest is devoting, at a minimum, in excess of 40 hours a week to the Company. Mr. Conquest is fully aware of his fiduciary responsibilities and to the principles of the Corporate Opportunity Doctrine as they relate to the Company. There can be no assurance that a conflict of interest will not occur in the future. In the event a potential conflict should occur, it will be fully disclosed to the Company’s Board of Directors for a determination by the Board as to the relevance and/or solution in order to avoid such potential conflict. As of the date of this Form 10 filing, Mr. Conquest, to the best of his knowledge and belief, is unaware of any material conflicts.

All potential or actual conflicts of interest for all Nexeon Directors and officers have been approved by Nexeon’s Board of Directors (with abstention by the conflicted Director) pursuant to Nexeon’s Code of Business Conduct and Ethics. Such Board of Directors approval for conflict of interest transactions is consistent with Nevada corporate law statutes.

In addition, we have further revised the discussion regarding Marathon Patent Group in Item 5. Directors and Executive Officers - Biographical Information under William Rosellini’s biographical information on Page 28 of Amendment #2, as follows:

Marathon Patent Group (NASDAQ:MARA) is a patent and patent rights acquisition and licensing company. It acquires patents and patent rights from patent holders ranging from individual inventors to Fortune 500 companies. It generates revenue with a diversified portfolio through actively managed licensing campaigns including litigation on infringed patents. William Rosellini is a director of Marathon and his holding company Rosellini Scientific is a minority shareholder of Marathon. The Marathon annual shareholder meeting electing officers and directors will occur in October 2016 and Mr. Rosellini is no longer standing for re-election. Our company develops and commercializes medical devices that from time to time involve technology that is protected by intellectual property in the form of patents. There are no conflicts between the two companies. In the event that in the future the Company should consider acquiring a patents or license from Marathon, Mr. Rosellini will abstain from voting on the matter at the Company’s Board of Directors meeting.

Certain Relationships and Related Transactions, page 30

6.	We note your response to prior comment 25. Please revise the disclosure in the first paragraph on page 32 to state the cost of the Telemend common stock to Mr. Rosellini and Dr. Rosellini. Also, clarify the references on page 32 to the “One on One Fair Value principle” and the “most recent 409A valuation,” such as what is the principle, what is a 409A valuation and who performs the evaluation. In addition, tell us why you now refer on page 32 to the “acquired Emeritus, Inc. common stock.”

As to the “One on One Fair Value principle” and the “409A valuation,” the qualified individuals would not give their permission to disclose their names as preparer pursuant to their engagement letter. Therefore, we removed the language regarding the principle and valuation.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

The reference on page 32 should reflect Emeritus Clinical Solutions, Inc. and was incorrectly reflected as Emeritus, Inc. Telemend Medical Inc. changed its name to Emeritus Clinical Solutions, Inc. in August 2016. Relevant references to Telemend Medical have been replaced by Emeritus Clinical Solutions, Inc. in Amendment #2 and appear on Pages 29, 36, 37, 39, 40, F-38, F-40 and F-41.

So that this information is clear, we have revised the paragraph regarding ownership of securities of the Company by Mr. Rosellini (Rosellini Scientific, LLC) and Dr. Rosellini in Item 7, Certain Relationships and Related Transactions on Page 37 of Amendment #2 to read as follows:

In accounting for the contribution of assets regarding the transactions with Elizabeth Rosellini and Rosellini Scientific, the Company recorded the assets received at fair value in accordance with ASC 845, Non-monetary transactions. Prior to the contribution Elizabeth Rosellini and Rosellini Scientific were not related parties of the Company, but became related parties through the issuance of the 15,000,000 shares and a controlling interest in the company. For the Nuviant Medical, Inc, and the MicroTransponder, Inc. common stock, the amount at which the assets were acquired from the related persons were based on the fair market value as determined by an appraisal report establishing a fair market value for each private company’s common stock of $0.10 and $416 per share respectively. The valuation reports are prepared by a qualified third party independent appraiser in accordance with the AICPA’s Statement on Standards for Valuations No. 1 and the AICPA’s “Practice Aid”, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The amount at which the Emeritus Clinical Solutions, Inc. stock was acquired was based on the most recent third party transaction of $204.08 per share. Assets acquired by the related persons within the last two years include the Nuviant Medical Inc. common stock. The cost of the 1,675,000 common shares of Nuviant Medical Inc. to the related party and acquired from Rosellini Scientific, LLC was $1,675 or approximately $.001 per share. The cost of the 60,000 common shares of Nuviant Medical Inc. to the related party and acquired from Elizabeth Rosellini was $6,000 or approximately $0.010 per share. The cost of the 175 shares of Emeritus Clinical Solutions, Inc. common stock to the related party and acquired from William Rosellini (Rosellini Scientific, LLC) was $0.175 at par value $.001. The cost of the 214 shares of Emeritus Clinical Solutions, Inc. common stock to the related party and acquired from Elizabeth Rosellini was $0.214 at par value $.001.

Recent Sales Unregistered Securities, page 34

7.

We note your response to prior comment 29. Please revise your disclosure throughout your filing that you have issued 20,242,265 shares of common stock, such as the disclosure in the first and third paragraphs on page 33, to reconcile with your response to prior comment 29.

Subsequent to the filing of Amendment #1 to the Form 10, we received a new subscription in the amount of $50,000 for 50,000 shares of common stock and 50,000 warrants to the Company’s existing private placement. As of the the filing of Amendment #2, the current number of issued and outstanding shares of common stock is 18,844,764. The new number of outstanding shares has been inserted throughout Amendment #2, appearing on Pages 26, 38 and 41.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Pro Forma Financial Statements, page F-26

8.	Please tell us why you did not include a pro forma income statement for the six months ended June 30, 2016 in the filing given the guidance at Rule 8-05(b)(1) of Regulation S-X.

The Pro Forma Financial Statements for December 31, 2015 have been removed and replaced with the Pro Forma Statement of Operations for the Six Months Ended June 30, 2016 beginning on Page F-26 of Amendment #2.

Unaudited Pro Forma Combined Balance Sheet, page F-27

9.	Please tell us why you included a pro forma balance sheet in the filing given the guidance at Rule 8-05(b)(2) of Regulation S-X.

The Pro Forma Financial Statements for December 31, 2015 have been removed and replaced with the Pro Forma Statement of Operations for the Six Months Ended June 30, 2016 beginning on Page F-26 of Amendment #2.

Note 4 – Acquisition, page F-36

10.	We have considered your response to comment 33. Please address the following:

•	Tell us how you determined the fair value of the assets acquired. Refer to and address in your response your consideration of the fair value definition at ASC 820- 10 as well as the guidance at ASC 820-10-30 and ASC 820-10-35.

The Company is in the process of pursuing a third-party fair value appraisal of the assets acquired in the transaction in accordance with ASC 820-10, ASC 820-10-30 and ASC 820-10-35. The company performed a preliminary fair value allocation based on assumptions to reflect the net asset value as of the acquisition date for the nominal property and equipment at the net depreciated book value and the liabilities at book value and recorded as goodwill. The preliminary fair value of the intangible assets was estimated by management based upon the remaining unallocated purchase price of the acquisition. The most relevant market information available to management was the arms-length price agreed upon for the conversion of the NXDE stockholder notes and accrued interest to common stock and common stock warrants of the Company pursuant to the Merger Agreement. This price reflected the best observation of the market price for these assets. No discounts or premiums were attributed to the remaining stockholder notes subsequent to the transaction as approximately 95% of the outstanding stockholder notes were converted at book value to the Company’s common stock and common stock warrants through the private placement.

At such time as the third-party fair value appraisal of the acquired assets is completed, management will adjust the preliminary fair value assumptions pursuant to the valuation report, within the appropriate measurement period.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

•	Tell us what events or activity occurred subsequent to January 2, 2016 that support the $1.00 per share value of the shares issued in connection with your acquisition of NXDE on February 16, 2016. We note you issued 15 million shares on January 2, 2016 that were valued at a total $322,360 or approximately $.02 per share.

The events that occurred subsequent to January 2, 2016 that support the $1.00 per share value of the shares issued in connection with the acquisition of NXDE on February 16, 2016 include the conversion of $821,482 in NXDE stockholders notes and accrued interest pursuant to the arms-length negotiated Merger Agreement. The 15 million shares issued on January 2, 2016 were issued based on the value of the contributed assets as the Company’s shares had no ascertainable value as of that date. This was in accordance with ASC 845 Non-monetary transactions whereby non-monetary assets acquired in exchange for another non-monetary asset is the fair value of the asset surrendered or received, whichever is more clearly evident.

The private placement initiated by the Company effective February 1, 2016, and extended through September 30, 2016, is for the sale of 2,500,000 units at $1.00 per unit. Each unit consists of one share of restricted common stock and one common stock warrant. As of the date of the amendment, $821,482 in stockholder notes and accrued interest have been exchanged for the Company’s common stock and common stock warrants pursuant to the private placement as of the date of the Merger. Subsequent to the Merger, $461,336 in stockholder notes and accrued interest have been exchanged for the Company’s common stock and common stock warrants pursuant to the private placement along with $150,000 in cash subscriptions in the private placement. These transactions are the basis of the $1.00 value for the Company’s common stock.

Note 8 – Related Party Transactions, page F-42

11.	We have considered your response to comment 36. Please further disclose here and cross reference to Note 7 the related party nature of the 13,200,000 shares issued to Rosellini Scientific, LLC. Also, disclose Rosellini Scientific, LLC’s relationship with your Chief Executive Officer William Rosellini and the basis for the valuation of the shares issued.

The 13,200,000 shares were issued in consideration of the Contribution Agreement filed as Exhibit 10.2 to the Form 10 filed on July 6, 2016. Rosellini Scientific LLC and Nexeon MedSystems Inc are under the common control of Mr. William Rosellini and therefore are related parties. Mr. Rosellini, the Company’s CEO, is the sole member and manager of Rosellini Scientific LLC. The basis for valuation of the shares is set forth in the response to Comment 10 herein.

Tim Buchmiller, Senior Attorney

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

September 9, 2016

Exhibit 10.01

12.

We note your response to prior comment 37. Please tell us, with a view to disclosure, whether the payment of the royalty equal to 3% of net product sales is conditioned upon execution of the royalty agreement that was to be attached as exhibit D.

The payment of the royalty equal to 3% of net product sales is not conditioned upon execution of the Royalty Agreement. The form of Royalty Agreement is now attached to Exhibit 10.01 as Exhibit D and is being filed with Amendment #2.

The disclosure in Amendment #2 has been revised in order to comply with the disclosure requirements of the Securities Exchange Act of 1934 and all applicable Exchange Act rules.

In connection with this response, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please direct them to the undersigned to Ron Conquest at the Company by telephone at 844-919-9990 or by email at ron@nexeonmed.com.

Regards,

/s/ Ron Conquest
Ron Conquest
Chief Operating Officer